UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of September 2018

Commission File Number: 000-54290

 Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Relevant Information dated September 14, 2018

Item 1

RELEVANT INFORMATION

Bogotá. September 14, 2018.

Grupo Aval Acciones y Valores S.A., Corficolombiana S.A. and Episol S.A.S. (the “Entities”) inform the following with respect to the press conference held by the Superintendency of Industry and Commerce (“SIC”) about the charges made by such authority, regarding the toll road project “Ruta del Sol 2”, for alleged violation of Colombian competition laws:

-	What the SIC has announced is the opening of a formal investigation known as an issuance of charges that, after the conclusion of the corresponding proceedings, could result in (i) a dismissal of such charges or (ii) the imposition of fines in the range of amounts set forth in Colombian competition laws.

-	The majority shareholder and operator of Concesionaria Ruta del Sol S.A.S., with 62.01% of its equity, is Odebrecht through Constructora Norberto Odebrecht S.A. and Odebrecht Latinvest Colombia S.A.S.

-	It is of public knowledge that Odebrecht confessed the payment of bribes as a regular and general practice in its international operations. Therefore, the information released by SIC with respect to a charge for the payment of bribes in the toll road project Ruta del Sol 2, refers to the same facts known to the public from the different investigations conducted by the Attorney General’s Office (Fiscalía General de la Nación).

-	As we have previously stated on multiple occasions, and hereby confirm, in the referenced investigations no evidence has been shown that Grupo Aval, Corficolombiana or Episol participated in the bribes paid by Odebrecht. Additionally, no irregular payments, such as those referred to in the press conference, were made from the accounts of Corficolombiana, or those of its affiliate, Episol.

-	Additionally, Grupo Aval, Corficolombiana and Episol strongly reject the charge related to a “Benefit from a Conflict of Interest”. Throughout its history, Grupo Aval has been well known for its transparency and strict compliance with the laws in the execution of its operations. These principles of respect for legality and corporate governance have been adopted and observed in the entities controlled by Grupo Aval.

-	The Entities ratify their full support of the investigations conducted by the different authorities and trust they will act with absolute impartiality, which will show that the Entities did not breach the laws. Furthermore, the Entities will continue cooperating with the authorities that so require, to clarify the facts related to the scandal caused by Odebrecht and certain government actors.

-	Grupo Aval, Corficolombiana, Episol and their officers have not been served with the resolution announced in the press conference held by SIC. The Entities will (i) exercise their legitimate right of defense, (ii) provide any required explanation, and (iii) deliver or request the necessary evidence to demonstrate the absence of illegality in their actions and in those activities of their officers.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2018

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel